Notable Labs, Ltd.

320 Hatch Drive

Foster City, CA 94404

January 8, 2024

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Notable Labs, Ltd.

Application for Withdrawal of Registration Statement on Form S-3

(File No. 333-275057)

Ladies and Gentlemen:

On October 17, 2023, Notable Labs, Ltd., an Israeli corporation (the “Company”), initially filed Registration Statement No. 333-275057 on Form S-3 (together with all exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully makes this application to withdraw the Registration Statement, together with all exhibits thereto, which withdrawal reflects the Company’s response to the comment received from the Staff of the Commission in a letter dated December 6, 2023 (the “Comment Letter”).

The Company is seeking withdrawal of the Registration Statement because, based on the Comment Letter and further discussion between representatives of the Company and the Staff of the Commission, the Company understands that the Commission has determined that the Company does not meet the eligibility requirements for the use of Form S-3 at this time. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Company may choose to file a Form S-3 in the future if it is eligible to do so.

The Company respectfully requests that the Commission issue an order granting withdrawal of the Registration Statement. Please provide a copy of the order granting withdrawal of the Registration Statement to Thomas Bock, Chief Executive Officer, Notable Labs, Ltd., at the address first mentioned above, with a copy to Company’s counsel, Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, NY 10019, attention: Matthew G. Jones, email: MJones@cravath.com.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please contact Matthew G. Jones at (212) 474-1298.

Sincerely,

/s/ Thomas Bock
Name: Thomas Bock
Title: Chief Executive Officer